82-4576

82-4576

AUSTRALIAN OIL & GAS CORPORATION LIMITED
A.B.N. 98 000 128 941

HEAD OFFICE: LEVEL10
74 CASTLEREAGH STREET, SYDNEY, N.S.W. 2000, AUSTRALIA
Telephone: (61 2) 92233755 Facsimile: (61 2) 92236821 E-Mail: aogsyd@austoilgas.com.au

4 March 2002

02015861

The Manager
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
United States of America

SUPPL

02 MAR 14 AM 8:32

Dear Sir/Madam,

PROCESSED
MAR 29 2002
P THOMSON FINANCIAL

RE.: AUSTRALIAN OIL & GAS CORPORATION LIMITED

Enclosed is a copy of a letter sent to all shareholders of the Company dated 27 February 2002.

We have also submitted to the Australian Stock Exchange the enclosed Form 4B, which is the half-yearly report.

Yours faithfully,
AUSTRALIAN OIL & GAS CORPORATION LIMITED

D W GLASGOW
Company Secretary

encl

Copy: The Bank of New York
Standard & Poor's

dlw 3/14

N:\Legal\Half-Year Report\Correspondence\Other\Securities&Exchange-2002.doc

AUSTRALIAN OIL & GAS CORPORATION LIMITED
A.B.N. 98 000 128 941

HEAD OFFICE: LEVEL10
74 CASTLEREAGH STREET, SYDNEY, N.S.W. 2000, AUSTRALIA
Telephone: (61 2) 92233755 Facsimile: (61 2) 92236821 E-Mail: aogsyd@austoilgas.com.au

OUR REF: DG/jt/2888

27 February 2002

The Manager, Companies
Australian Stock Exchange
Level 4, 20 Bridge Street
SYDNEY NSW 2000

AUSTRALIAN STOCK EXCHANGE
AOG000054

FAXED

Dear Sir,

Re: Half Yearly Report

Enclosed are the following:

- Text of letter to Shareholders;
- Form 4B including the Financial Statements, Auditor's Independent Review Report and Directors' Report and Declaration and other ASX Reporting, including segmental figures.

Yours faithfully,
AUSTRALIAN OIL & GAS CORPORATION LIMITED

D GLASGOW
Company Secretary

encl

AUSTRALIAN OIL & GAS CORPORATION LIMITED
A.B.N. 98 000 128 941

HEAD OFFICE: LEVEL10
74 CASTLEREAGH STREET, SYDNEY, N.S.W. 2000, AUSTRALIA
Telephone: (61 2) 92233755 Facsimile: (61 2) 92236821 E-Mail: aogsyd@austoilgas.com.au

27 February, 2002

Dear Shareholder,

RE. HALF-YEARLY REPORT

The following is a report on the results of your Company for the six months ended 31 December 2001.

Financial Results

The result for the six months ended 31 December 2001 was an after tax profit of $3.7 million (7.7 cents per share) compared to a profit of $3.0 million (6.4 cents per share) for the corresponding half year ended 31 December 2000, an increase of 21%.

The profit was derived from revenue of $76.1 million compared to $60.1 million for the previous corresponding half year, an increase of 27%.

Due to the demand on cash resources by the Company's current expansion program, your Directors have decided that the payment of an interim dividend would not be appropriate at this time. It is anticipated that a dividend in respect to the full year will be made when the results for the 2002 financial year are known.

Non-Renouncible Rights Issue

As advised in a letter dated 17 January 2002, the Company is making a one for five non-renouncible rights issue to shareholders. The New Shares are priced at $1.20. In addition for each two New Shares taken up, shareholders will be allotted an option to acquire an additional share at $1.20 which may be taken up at half yearly periods over three years. Both the New Shares and options have approval to be quoted on the Australian Stock Exchange.

Applications for New Shares under the Prospectus which is in your hands must be lodged no later than 18 March 2002.

For reasons which are beyond my understanding, ASIC issued an interim stop order on the Prospectus. The matters raised by ASIC have been satisfactorily resolved and the interim stop order was withdrawn on 25 February 2002 enabling the Rights Issue to proceed in accordance with the timetable set out in the Prospectus. The matter need not have arisen had ASIC followed its own policy procedures which requires them to contact the Company prior to issuing a stop order.

Operations

Your Company currently operates rigs located in Australia, New Zealand, Indonesia, Oman, Libya and Argentina.

Projects announced previously are progressing satisfactorily although they have been delayed somewhat by the shortage of suitable oilfield related equipment. Our new rig, Rig #41, was commissioned in Houston on 12 February and is being prepared for shipment to Indonesia to undertake a long-term drilling contract. Our Rigs #25 and #26 are being refurbished in Oman and will commence work under long-term contracts in March.

Despite the uncertain financial situation in Argentina, three of our rigs are working and the other one is due to recommence shortly.

The price of crude oil has 'stabilised' over US$20.00 a barrel, a price which should enable our clients to pursue their exploration and development programs.

In addition to the long-term contracts referred to above, the contract book is satisfactory and the Company can look forward to continuing and increasing profitability for the rest of this calendar year.

Yours faithfully,

C W SILLER
Chairman of Directors
Australian Oil & Gas Corporation Limited

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

AUSTRALIAN OIL & GAS CORPORATION LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
98 000 128 941	✓		31 DECEMBER, 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up/~~down~~	27%	to	76,077
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up/~~down~~	21%	to	3,695
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	up/~~down~~	21%	to	3,652
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain (loss) of			NIL
Net profit (loss) for the period attributable to members *(item 1.11)*	up/~~down~~	21%	to	3,652

This interim financial report is a general purpose financial report and is to be read in conjunction with the most recent financial report of Australian Oil & Gas Corporation Limited (year ended 30 June 2001).
This interim financial report focuses on the effect of transactions, events and circumstances that have occurred since that report and does not include notes of the type normally included in an annual financial report.

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	-¢ -¢	-¢ -¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	4¢	1.1¢

+ See chapter 19 for defined terms.

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated Statement of Financial Performance (Condensed)

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	76,077	60,101
1.2	Expenses from ordinary activities *(see items 1.24 + 12.5 + 12.6)*	(71,068)	(55,887)
1.3	Borrowing costs	(508)	(499)
1.4	Share of net profit (loss) before tax of associates and joint venture entities *(see item 16.1)*	191	(20)
1.5	**Profit (loss) from ordinary activities before tax**	**4,692**	**3,695**
1.6	Income tax on ordinary activities *(see note 4)*	1,596	1,198
1.7	**Profit (loss) from ordinary activities after tax**	**3,096**	**2,497**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**3,096**	**2,497**
1.10	Net profit (loss) attributable to outside +equity interests	(556)	(520)
1.11	**Net profit (loss) for the period attributable to members**	**3,652**	**3,017**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(14,228)	(18,445)
1.13	Net profit (loss) attributable to members *(item 1.11)*	3,652	3,017
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-

+ See chapter 19 for defined terms.

1.16	Dividends and other equity distributions paid or payable	-	(1,874)
1.17	**Retained profits (accumulated losses) at end of financial period**	**(10,576)**	**(17,302)**

Profit restated to exclude Amortisation of goodwill		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	3,139	2,540
1.19	Less (plus) outside +equity interests	(556)	(520)
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	3,695	3,060

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	3,096	2,497
1.22	Less (plus) outside +equity interests	(556)	(520)
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**3,652**	**3,017**

+ See chapter 19 for defined terms.

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Operating revenue	76,032	60,021
	Interest	45	80
		76,077	60,101
	Employee benefits expenses	27,454	20,579
	Amortisation	43	43
	Lease expense	60	64
	Rig operating expenses	18,983	16,484
	Crew, camp & travel	8,364	6,944
	Other operating expenses	11,375	7,906
	Total expenses - excluding depreciation (refer 12.5)	**66,279**	**52,020**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	43	-	-	43
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	43	-	-	43
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

+ See chapter 19 for defined terms.

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	3,652	3,017
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

Consolidated Statement of Financial Position (Condensed)

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	5,055	3,867	2,270
4.2	Receivables	41,733	43,182	31,840
4.3	Investments	-	-	-
4.4	Inventories	14,828	14,961	13,224
4.5	Other (provide details if material)	-	-	-
4.6	**Total current assets**	**61,616**	**62,010**	**47,334**
	Non-current assets			
4.7	Receivables	473	462	491
4.8	Investments (equity accounted)	6,156	5,926	9,384
4.9	Other investments	1,078	1,078	1,114
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	93,915	80,966	79,407
4.14	Intangibles (net)	493	535	579
4.15	Other (provide details if material)	4,373	5,903	6,322
4.16	**Total non-current assets**	**106,488**	**94,870**	**97,297**
4.17	**Total assets**	**168,104**	**156,880**	**144,631**
	Current liabilities			
4.18	Payables	28,876	29,364	20,443
4.19	Interest bearing liabilities	24,000	14,500	15,000
4.20	Provisions	5,393	6,019	6,354

+ See chapter 19 for defined terms.

Consolidated Statement of Financial Position (Condensed) - Continued

4.21	Other (provide details if material)	2,004	1,677	2,632
4.22	**Total current liabilities**	**60,273**	**52,780**	**44,429**
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	-	-	-
4.25	Provisions	7,106	7,106	7,746
4.26	Other (provide details if material)	-	-	-
4.27	**Total non-current liabilities**	**7,106**	**7,106**	**7,746**
4.28	**Total liabilities**	**67,379**	**59,886**	**52,175**
4.29	**Net assets**	**100,725**	**96,994**	**92,456**

	Equity			
4.30	Capital/contributed equity	110,797	110,073	109,388
4.31	Reserves	(99)	38	155
4.32	Retained profits (accumulated losses)	(10,576)	(14,228)	(17,302)
4.33	**Equity attributable to members of the parent entity**	**100,122**	**95,883**	**92,241**
4.34	Outside +equity interests in controlled entities	- 603	1,111	215
4.35	**Total equity**	**100,725**	**96,994**	**92,456**
4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A

+ See chapter 19 for defined terms.

5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance as shown in the consolidated balance sheet** (*item 4.11*)	N/A	N/A

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	N/A	N/A

Consolidated statement of cash flows (Condensed)

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	73,151	46,868
7.2	Payments to suppliers and employees	(61,919)	(45,408)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	45	80
7.6	Interest and other costs of finance paid	(508)	(499)
7.7	Income taxes paid	(535)	(752)
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**10,234**	**289**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(17,720)	(3,010)
7.11	Proceeds from sale of property, plant and equipment	74	49
7.12	Payment for purchases of equity investments	-	(63)

+ See chapter 19 for defined terms.

Consolidated statement of cash flows (Condensed) - Continued

7.13	Proceeds from sale of equity investments	-	-
7.14	Loans from other entities	-	-
	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	265	(558)
7.17	**Net investing cash flows**	**(17,381)**	**(3,582)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	724	-
7.19	Proceeds from borrowings	9,500	2,000
7.20	Repayment of borrowings	-	-
7.21	Dividends paid	(1,866)	-
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	**8,358**	**2,000**
7.24	**Net increase (decrease) in cash held**	**1,211**	**(1,293)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	3,867	3,397
7.26	Exchange rate adjustments to item 7.25.	(23)	166
7.27	**Cash at end of period** *(see Reconciliation of cash)*	5,055	2,270

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	5,055	2,270
8.2 Deposits at call	-	-
8.3 Bank overdraft	-	-
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**5,055**	**2,270**

+ See chapter 19 for defined terms.

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	6.17%	6.19%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	3.09%	3.27%

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS	$0.0771	$0.0644
	(b) Diluted EPS	$0.0771	$0.0644
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	47,390,125	46,861,519

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$2.10	$1.96

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	45	80
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-

+ See chapter 19 for defined terms.

12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	4,789	3,867
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$ -
13.3	Date from which such profit has been calculated	-
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$ -

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$ -
14.3	Date to which the profit (loss) in item 14.2 has been calculated	-
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$ -

+ See chapter 19 for defined terms.

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$ -

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

PER ATTACHED

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	- ¢	- ¢	- ¢

+ See chapter 19 for defined terms.

15.5	Previous year	- ¢	- ¢	- ¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	- ¢	- ¢	- ¢
15.7	Previous year	4 ¢	1.1 ¢	NIL ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	NIL ¢	NIL ¢
15.9	Preference +securities	NIL ¢	NIL ¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	-	1,874
15.11	Preference +securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	-	**1,874**

The +dividend or distribution plans shown below are in operation.

The dividend reinvestment plan established on 21 November 1997 remains in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions)

NONE

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	191	(20)
16.2	Income tax on ordinary activities	(57)	(7)
16.3	**Profit (loss) from ordinary activities after income tax**	134	(13)
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	134	(13)
16.6	Outside +equity interests	-	-
16.7	**Net profit (loss) attributable to members**	134	(13)

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
Energy Equipment Rentals	50%	50%	Detailed information regarding the individual contribution of these Investments has not been provided in this report. The Directors believe that this would place unreasonable burden on the group.	
Sundowner Caspian Sea	50% (Dissolved on 20 November 01)	50%		
17.2 Total	-	-	-	-
17.3 Other material interests				
Roma Petroleum	22.86%	22.86%	NIL	NIL
17.4 Total	22.86%	22.86%	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	NIL	NIL	NIL	NIL
18.2	Changes during current period (a) Increases through issues	NIL	NIL	NIL	NIL
	(b) Decreases through returns of capital, buybacks, redemptions	NIL	NIL	NIL	NIL
18.3	**+Ordinary securities**	47,765,754	47,765,754	50 Cents	50 Cents
18.4	Changes during current period (a) Increases through issues	497,236	497,236	NIL	NIL
	(b) Decreases through returns of capital, buybacks	NIL	NIL	NIL	NIL
18.5	**+Convertible debt securities** *(description and conversion factor)*	NIL	NIL	NIL	NIL
18.6	Changes during current period (a) Increases through issues	NIL	NIL	NIL	NIL
	(b) Decreases through securities matured, converted	NIL	NIL	NIL	NIL

+ See chapter 19 for defined terms.

				Exercise price	*Expiry date (if any)*
18.7	**Options** *(description and conversion factor)*				
	Executive Share Option plan (one for one)	1,984,000	NIL	1.77	25-8-05
18.8	Issued during current period	NIL	NIL	NIL	NIL
18.9	Exercised during current period	NIL	NIL	NIL	NIL
18.10	Expired during current period	108,000	NIL	NIL	NIL
18.11	**Debentures** *(totals only)*	NIL	NIL		
18.12	**Unsecured notes** *(totals only)*	NIL	NIL		

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

N/A

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

N/A

+ See chapter 19 for defined terms.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

At 31 December 2001 the economic entity has available Franking Credits of $ 214,325 Any future dividends are likely to be only partly franked.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

The same accounting policies are followed in the interim financial report as those applied in the most recent annual financial report of Australian Oil & Gas Corporation Limited.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	
Time	

+ See chapter 19 for defined terms.

Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used	NIL

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

- ☐ The +accounts have been audited.
- ✓ The +accounts have been subject to review.
- ☐ The +accounts are in the process of being audited or subject to review.
- ☐ The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: ....[signature]............ (Company Secretary) Date: ....27 . 2 . 2002

Print name: MR D.W.S. GLASGOW

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

+ See chapter 19 for defined terms.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc*.

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

Australian Oil & Gas Corporation Limited - Group

STOCK EXCHANGE REPORTING NOTE FOR THE HALF YEAR ENDED 31 DECEMBER 2001

INCOME TAX	2001 $000's	2000 $000's
Operating Profit / (Loss) after abnormal items and before tax	4,692	3,695
Prima facie tax expense at 30% (2000:34%)	1,407	1,256
Add / (Substract) :		
Permanent differences	(81)	7
Utilisation of Carried Forward Losses not booked	(411)	(331)
Adjustment prior year tax provision	97	112
Foreign tax differentials	584	154
INCOME TAX EXPENSE	1,596	1,198

Australian Oil & Gas Corporation Limited - Group

Stock Exchange Reporting

FINANCIAL REPORTING BY SEGMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2001

(b) **Geographical Segments**

	Australia $'000	New Zealand $'000	Middle East $'000	South East Asia $'000	South America $'000	TOTAL 000's
2001						
Sales to customers and revenue from outside the group	26,584	3,337	15,012	17,878	13,266	76,077
Gross Assets	73,417	6,739	35,168	39,078	13,702	168,104
Capital Expenditure	1,149	-	434	12,437	3,700	17,720
2000						
Sales to customers and revenue from outside the group	20,940	2,478	15,199	13,523	7,961	60,101
Gross Assets	70,941	5,351	37,979	24,724	5,636	144,631
Capital Expenditure	1,426	110	694	199	581	3,010

Stock Exchange Reporting

FINANCIAL REPORTING BY SEGMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2001

	Oilfield Services 000's	Investment 000's	TOTAL 000's
(a) **Industry Segments**			
2001			
Sales to customers and revenue from outside the group	76,077	-	76,077
Operating profit/(loss) after tax and attributable to members	3,652	-	3,652
Assets	167,026	1,078	168,104
Liabilities	67,379	-	67,379
Capital expenditure	17,720	-	17,720
Depreciation and amortisation	4,789	-	4,789
Share of joint venture (profit)/loss	(191)	-	(191)
Non cash items provided/ (used in) Operating activities	7,390	-	7,390
2000			
Sales to customers and revenue from outside the group	60,100	1	60,101
Operating profit/(loss) after tax and attributable to members	3,017	-	3,017
Assets	143,517	1,114	144,631
Liabilities	52,175	-	52,175
Capital expenditure	3,010	-	3,010
Depreciation and amortisation	3,867	-	3,867
Share of joint venture (profit)/loss	20	-	20
Non cash items provided/ (used in) Operating activities	(331)	-	(331)

PKF

Chartered Accountants
& Business Advisers

Level 20, 1 York Street
Sydney NSW 2000

DX 10173
Sydney Stock Exchange

Tel: 61 2 9251 4100
Fax: 61 2 9240 9821

www.pkf.com.au

INDEPENDENT REVIEW REPORT

TO THE MEMBERS OF

AUSTRALIAN OIL & GAS CORPORATION LIMITED

Scope

We have reviewed the attached financial report of Australian Oil & Gas Corporation Limited in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules for the interim financial period ended 31 December 2001.

The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the interim financial period or from time to time during the interim financial period. The company's directors are responsible for the financial report. We have conducted an independent review of this financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements and statutory requirements as they relate to Appendix 4B, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cashflows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Australian Oil & Gas Corporation Limited is not in accordance with:

(a) The Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the interim financial period ended on that date; and

(ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations; and

(b) other mandatory professional reporting requirements

PKF
PKF
Chartered Accountants

Adrian Whiting
ADRIAN WHITING
Partner

SYDNEY: 27 February 2002

DIRECTORS' REPORT

The Directors in office during the period covered by and at the date of this report are:

C W Siller (Chairman)	[Director since 1992]
K J Skirka (Managing Director)	[Director since 1991]
P J Dalton	[Director since 1983]
P C Dunn	[Director since 1987]
J M Hartigan	[Director since 1995]
G J Pickles	[Director since 1997]
R Langley	[Director since 2001]
D Hill	[Alternate Director for R Langley since 2001]

The profit for the Group was $3.7 million, compared to $3.0 million for the same period last year. The turnover was $76.1 million, which is an increase of 27% from the $60.1 million experienced in the first half of 2000/2001.

The reporting entity through its wholly owned subsidiary, Oil Drilling & Exploration Limited (ODE) and its subsidiaries operated 28 drilling and workover rigs (all except 2 are owned by the Group, the 2 that are not owned 100% are owned as to 50%) of these 11 are in Australia and 17 overseas. Of the overseas rigs these are located in Oman, Libya, Indonesia, New Zealand and Argentina. Operating as an international drilling contractor the reporting entity drills for oil, gas, geothermal energy and coal seam methane. In addition ODE provides ancillary services such as workovers of existing wells, the supply of oilfield equipment and the provision of drilling crews and technical services for other rig owners.

Signed in accordance with a Resolution of the Directors on 26th day of February 2002.

C W SILLER
Director

DIRECTORS' DECLARATION

1. That the Financial Statements and Notes to those Financial Statements comply with Australian Accounting Standards.
2. The Financial Statements give a true and fair view of the Consolidated Entity.
3. In the Directors' opinion, there are reasonable grounds to believe that the disclosing entity will be able to pay its debts as and when they become due and payable.

Signed in accordance with a Resolution of the Directors on 26th February 2002.

~~~~~~~~~~~~~~~~~~~~~~~~

C W SILLER
Director
~~~~~~~~~~~~~~~~~~~~~~~~